SELF STORAGE GROUP, INC.
11 Hanover Square
New York, NY 10005

June 13, 2014

VIA EDGAR
Mr. Chad Eskildsen
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street N.E.
Washington D.C. 20549

    Re:   Responses to Comments on Form N-PX filed by Self Storage Group, Inc. (the “Registrant”) on August 29, 2013

Dear Mr. Eskildsen:

On behalf of the Registrant, set forth below is the comment that you (the “Staff”) provided to me and Mr. Eric Paul C. Hwang, Chief Compliance Officer of the Registrant, by telephone on June 10, 2014 concerning the Form N-PX (Annual Report of Proxy Voting Record of Registered Management Investment Company) filed by the Registrant with the U.S. Securities and Exchange Commission (“SEC”) on August 29, 2013, and the Registrant’s responses thereto.  Your comments are set forth in italics and are followed by the Registrant’s responses.  Unless otherwise noted, terms used but not defined have the same meanings as in the Form N-PX.

Comment:  Pursuant to Form N-PX General Instruction F.2(a), Form N-PX “must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers.”  During a recent review, the Staff noted that the Form N-PX filed by the Registrant on August 29, 2013 was not signed by the Registrant’s principal executive officer. The Staff requests that the Registrant amend and file the Form NP-X with the principal executive officer signing on behalf of the Registrant.

Response:  The Registrant made the requested changes and filed an amended Form N-PX on June 13, 2014.

*           *           *           *           *

The Registrant acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosures it makes in the Form NP-X; (2) Staff comments or changes to disclosure in response to Staff comments with regards to the Form NP-X reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Form NP-X filed by the Registrant; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 212-785-0900, extension 208, if you have any questions regarding the foregoing.  Thank you for your time and attention to this matter.

Sincerely,

/s/ John F. Ramirez, Esq.

cc:  Mark C. Winmill
       R. Darell Mounts, Esq., K & L Gates LLP